

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

May 11, 2016

VIA Electronic Mail

Fredrick R. Bellamy, Esquire
Sutherland Asbill & Brennan LLP
700 6th Street, NW
Washington, D.C. 20001

Re: UBS Life Insurance Company USA Separate Account
File No. 811-7536/40-8B25

Dear Mr. Bellamy:

By form APP-WD filed with the Securities and Exchange Commission on May 5, 2016, you requested that the above referenced Application for Extension of Time, filed under the Investment Company Act of l940, be withdrawn. Please be advised that your request for withdrawal has been granted, pursuant to delegated authority.

Sincerely,

/s/ Mary Kay Frech

Mary Kay Frech
Branch Chief

CC: Vanessa Friedhoff
    Life Insurance Company USA
    Ryan Moore